UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in its management.

Ms. Dorit Kreiner will conclude her position as Chief Financial Officer of Evogene, effective March 23, 2022 (not as a result of a disagreement with Evogene on matters related to Evogene’s operations, policies or practices). Evogene thanks Ms. Kreiner for her service.

Mr. Alex Taskar, who was Evogene’s Chief Financial Officer from January 2017 until February 2019, will be appointed as Interim Chief Financial Officer.

In addition to serving as Evogene’s Chief Financial Officer, Mr. Taskar served in a variety of financial positions. His experience includes serving as Chief Financial Officer of Valire Software, Orsus Solutions (acquired by Nice Systems, NASDAQ: NICE) and HP Israel (Mercury Interactive). Mr. Taskar holds a B.A. in Economics and Accounting and an M.A. in Economics from Tel-Aviv University.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer